UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 23, 2009

BLINK LOGIC INC.
(Exact name of registrant as specified in its charter)

Nevada	**001-05996**	**91-0835748**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 Lindaro Street, Suite 350, San Rafael, CA 94901
(Address of principal executive offices and Zip Code)

Copies to:
Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212 930-9725

Registrant's telephone number, including area code (415) 721-0452

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

<u>AMENDMENT AGREEMENT</u>

As previously reported on a Form 8-K, pursuant to the Securities Purchase Agreement, dated September 28, 2007, as amended, by and among the Company and the purchasers signatory thereto (the "September 2007 Purchase Agreement" and such purchasers, the "September 2007 Purchasers" the Company issued to the September 2007 Purchasers Original Issue Discount Senior Secured Convertible Debentures dated September 28, 2007 (the "September 2007 Debentures") and common stock purchase warrants dated September 28, 2007 (the "September 2007 Warrants" and together with the September Purchase 2007 Agreement and the September 2007 Debentures, the "September 2007 Transaction Documents");

As previously reported on a Form 8-K, pursuant to a Securities Purchase Agreement dated June 12, 2008, as amended, by and among the Company and the purchaser signatory thereto (the "June 2008 Purchase Agreement") and such purchaser (the "June 2008 Purchaser") the Company issued to the June 2008 Purchaser an Original Issue Discount Senior Secured Convertible Debenture dated June 12, 2008 (the "June 2008 Debenture") and a common stock purchase warrant dated June 12, 2008 (the "June 2008 Warrant", and together with the June 2008 Purchase Agreement and the June 2008 Debenture, the "June 2008 Transaction Documents");

As previously reported on a Form 8-K, pursuant to the Securities Purchase Agreement, dated July 28, 2008, as amended among the Company and the purchaser signatory thereto (the "July 2008 Purchase Agreement" and such purchaser, the "July 2008 Purchaser"), the Company issued to the July 2008 Purchaser an Original Issue Discount Senior Secured Convertible Debenture dated July 28, 2008 (the "July 2008 Debenture") and a common stock purchase warrant dated July 28, 2008 (the "July 2008 Warrant", and together with the July 2008 Purchase Agreement and the July 2008 Debenture, the "July 2008 Transaction Documents");

As previously reported on a Form 8-K, pursuant to the Securities Purchase Agreement, dated August 20, 2008, as amended, by and among the Company and the purchasers signatory thereto (the "August 2008 Purchase Agreement", and such purchasers, the "August 2008 Purchasers"), the Company issued to the August 2008 Purchasers Original Issue Discount Senior Secured Convertible Debentures dated August 20, 2008 (the "August 2008 Debentures") and common stock purchase warrants dated August 20, 2008 (the "August 2008 Warrants" and together with the August 2008 Purchase Agreement and the August 2008 Debentures, the "August 2008 Transaction Documents");

As previously reported on a Form 8-K, pursuant to the Securities Purchase Agreement, dated October 31, 2008, as amended, by and among the Company and the purchaser signatory thereto (the "October 2008 Purchase Agreement", and together with the September 2007 Purchase Agreement, July 2008 Purchase Agreement, July 2008 Purchase Agreement and August 2008 Purchase Agreement, the "Purchase Agreements" and such purchaser, the "October 2008 Purchaser"), the Company issued to the October 2008 Purchasers Original Issue Discount Senior Secured Convertible Debentures dated October 31, 2008 (the "October 2008 Debenture") and common stock purchase warrants dated October 31, 2008 (the "October 2008 Warrant" and together with the October 2008 Purchase Agreement and the October 2008 Debenture, the "October 2008 Transaction Documents").

As previously reported on a Form 8-K, on March 23, 2009, the Company issued to certain investors (the "March 2009 Purchasers")10% Secured Promissory Notes dated March 23, 2009 (the "March 2009 Notes");

As previously reported on a Form 8-K, on April 29, 2009, the Company issued to certain investors (the "April 2009 Purchasers, and together with the September 2007 Purchasers, June 2008 Purchaser, July 2008 Purchaser, August 2008 Purchasers, October 2008 Purchaser and the March 2009 Purchasers, the "Purchasers")

10% Secured Promissory Notes dated April 29, 2009 (the "April 2009 Notes" and together with the September 2007 Debentures, June 2008 Debenture, July 2008 Debenture, August 2008 Debentures, October 2008 Debenture and the March 2009 Notes, the "Debentures" and together with the September 2007 Transaction Documents, June 2008 Transaction Documents, July 2008 Transaction Documents, August 2008 Transaction Documents, October 2008 Transaction Documents and the March 2009 Notes, the "Transaction Documents").

On June 23, 2009, the Company and the Purchasers entered into an Amendment Agreement (the "Amendment"). Pursuant to the Amendment, the Purchasers waived any defaults or breaches that may have resulted because the Company has not yet received Authorized Share Approval (as defined in the October 2008 Purchase Agreement) as required pursuant to the October 2008 Purchase Agreement. The Company also agreed to seek shareholder approval to amend its certificate of incorporation to increase the number of shares it is authorized to issue by July 23, 2009. Pursuant to the Amendment, the Company agreed to issue to each Purchaser in exchange for each Purchaser's Debenture an amended and restated debenture ("Amended and Restated Debentures") with a principal amount equal to the Principal Amount of such Purchasers current Debenture multiplied by 1.15. Pursuant to the Amendment, the Maturity Date of each of the Debentures was extended until October 31, 2010. Additionally, interest shall be payable on the outstanding March 2009 and April 2009 Notes, as amended by the Amendment, at the rate of (i) 0% per annum from the date hereof until December 31, 2009 and (ii) 10% per annum, payable quarterly from January 1, 2010 until the Maturity Date.

Pursuant to the Amendment, the Conversion Price of the Amended and Restated Debentures was amended (including the March 2009 and April 2009 Notes) so that the conversion price in effect on any conversion date is the lesser of the VWAP immediately prior to the date hereof and 85% of the lowest VWAP during the 20 trading days immediately prior to the applicable conversion date.

DEBENTURE PURCHASE AGREEMENT

On June 23, 2009 (the "Closing Date"), the Company issued and sold convertible debentures ("Debentures") having an aggregate principal amount of $575,000 to accredited investors in a private placement pursuant to a Debenture Purchase Agreement (the "Debenture Purchase Agreement"). The aggregate amount of proceeds received from the sale of the Debentures was $500,000. The rights and obligations of the purchasers of the Debentures and the shares of the Company's common stock issuable under the Debentures is identical to the October 2008 Debenture and underlying shares issuable pursuant to the October 2008 Purchase Agreement. The obligations of the Company under the Debenture Purchase Agreement are subject to the security interest granted by the Company and its subsidiaries pursuant to the Securities Agreement and Subsidiary Guarantee, dated October 31, 2008, by and among the Company, its subsidiaries and the secured parties thereto.

The Debenture is an original issue discount secured convertible debenture and does not bear interest. It is due on October 31, 2010.

The initial conversion price (the "Conversion Price") in effect on any Conversion Date is equal to the lessor of $0.145 (subject to adjustment) and 85% of the lowest VWAP during the 20 Trading Days immediately prior to the applicable Conversion Date (subject to adjustment).

The Debentures contain certain covenants by the Company, including that:

- other than Permitted Liens (as defined in the Debentures) the Company shall not and not permit its subsidiaries to enter into or incur any liens and shall not permit any subsidiary to incur indebtedness other than Permitted Indebtedness (as defined in the Debentures) and Permitted Liens;
- the Company shall not amend its charter documents in any manner that materially and adversely affects rights of the holder; and

- the Company shall not pay cash dividends.

Events of Default under the Debentures include but are not limited to the following:

- If the Company does not pay the principal amount due on any Debentures or any liquidated damages and any other amounts owing to the Holder on any Debentures when they are due; and
- If the Company fails to perform any covenant.

If an Event of Default occurs, the outstanding Principal Amount of the Debentures, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder's election, immediately due and payable in cash at the Mandatory Default Amount (as subsequently defined). Commencing five days after the occurrence of any event of default that results in the eventual acceleration of the Debentures, the interest rate on the Debentures shall accrue at a rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.

A Debenture cannot be converted to common stock to the extent such conversion would cause the holder of the Debenture, together with such holder's affiliates, to beneficially own in excess of 4.99% (or a maximum 9.99% in certain cases) of the Company's outstanding common stock immediately following such conversion.

The Mandatory Default Amount is the sum of (i) the greater of (A) 130% of the outstanding Principal Amount of the Debentures, or (B) the outstanding Principal Amount of the Debentures divided by the Conversion Price on the date the Mandatory Default Amount is either (a) demanded (if demand or notice is required to create an Event of Default) or otherwise due or (b) paid in full, whichever has a lower Conversion Price, multiplied by the VWAP (as defined in the Debentures) on the date the Mandatory Default Amount is either (x) demanded or otherwise due or (y) paid in full, whichever has a higher VWAP, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of the Debentures.

The Company claims an exemption from the registration requirements of the Act for the private placement of these securities pursuant to Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder since, among other things, the transaction did not involve a public offering, the investor was an accredited investor and/or qualified institutional buyers, the investor had access to information about us and their investment, the investor took the securities for investment and not resale, and we took appropriate measures to restrict the transfer of the securities.

Copies of the Amendment, the Debenture Purchase Agreement and the Debentures are filed as exhibits to this Current Report on Form 8-K. The summary of these agreements set forth above is qualified by reference to such exhibits.

The foregoing description of the Amendment, the Debenture Purchase Agreement and the Debentures does not purport to be complete and is qualified in its entirety by reference to these agreements which are attached as an exhibit to this Current Report and is incorporated into this Item by reference.

ITEM 2.03 CREATION OF A DIRECT FINANCIAL INTEREST

See Item 1.01 above.

ITEM 3.02 UNREGISTERED SALES OF EQUITY SECURITIES

See Item 1.01 above

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits. The following documents are filed as exhibits to this report:

4.1	Form of Original Issue Discount Secured Convertible Debenture
99.1	Form of Amendment Agreement
99.2	Form of Debenture Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLINK LOGIC INC.

June 23, 2009   By:/s/ Larry Bruce
                                                            Larry Bruce
                                                            Chief Financial Officer

EXHIBIT INDEX

4.1   Form of Original Issue Discount Secured Convertible Debenture
99.1   Form of Amendment Agreement
99.2   Form of Debenture Purchase Agreement

Exhibit 4.1

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Original Issue Date: June __, 2009
Original Set Price (subject to adjustment herein): **$___**[1]

$_____

ORIGINAL ISSUE DISCOUNT
SECURED CONVERTIBLE DEBENTURE
DUE OCTOBER 31, 2010

THIS ORIGINAL ISSUE DISCOUNT SECURED CONVERTIBLE DEBENTURE is one of a series of duly authorized and validly issued Original Issue Discount Secured Convertible Debentures of Blink Logic Inc., a Nevada corporation, (the "Company"), having its principal place of business at 750 Lindaro Street, Suite 350, San Rafael, California 94901, designated as its Original Issue Discount Senior Secured Convertible Debenture due October 31, 2010 (this debenture, the "Debenture" and, collectively with the other debentures of such series, the "Debentures").

FOR VALUE RECEIVED, the Company promises to pay to _____, or its registered assigns (the "Holder"), or shall have paid pursuant to the terms hereunder, the principal sum of $_____ on October 31, 2010 (the "Maturity Date") or such earlier date as this Debenture is required or permitted to be repaid as provided hereunder. This Debenture is subject to the following additional provisions:

Section 1. Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Debenture, (a) capitalized terms not otherwise defined herein shall have the

---

[1] The VWAP immediately prior to the date of the Purchase Agreement.

meanings set forth in the Purchase Agreement and the October 2008 Purchase Agreement and (b) the following terms shall have the following meanings:

"Alternate Consideration" shall have the meaning set forth in Section 5(e).

"Bankruptcy Event" means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof, (b) there is commenced against the Company or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement, (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment, (e) the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors, (f) the Company or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts, or (g) the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

"Base Conversion Price" shall have the meaning set forth in Section 5(b).

"Beneficial Ownership Limitation" shall have the meaning set forth in Section 4(c).

"Business Day" means any day except any Saturday, any Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"Buy-In" shall have the meaning set forth in Section 4(d)(v).

"Change of Control Transaction" means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 33% of the voting securities of the Company (other than by means of conversion or exercise of the Debentures and the Securities issued together with the Debentures), or (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the

Company or the successor entity of such transaction, or (c) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction, or (d) a replacement at one time or within a three year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the Original Issue Date (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the date hereof), or (e) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

"Conversion" shall have the meaning ascribed to such term in Section 4.

"Conversion Date" shall have the meaning set forth in Section 4(a).

"Conversion Price" shall have the meaning set forth in Section 4(b).

"Conversion Schedule" means the Conversion Schedule in the form of Schedule 1 attached hereto.

"Conversion Shares" means, collectively, the shares of Common Stock issuable upon conversion of this Debenture in accordance with the terms hereof.

"Debenture Register" means the records of the Company regarding registration and transfer of this Debenture.

"Dilutive Issuance" shall have the meaning set forth in Section 5(b).

"Dilutive Issuance Notice" shall have the meaning set forth in Section 5(b).

"Event of Default" shall have the meaning set forth in Section 8(a).

"Fundamental Transaction" shall have the meaning set forth in Section 5(e).

"Mandatory Default Amount" means the sum of (i) the greater of (A) 130% of the outstanding Principal Amount of this Debenture, or (B) the outstanding Principal Amount of this Debenture divided by the Conversion Price on the date the Mandatory Default Amount is either (a) demanded (if demand or notice is required to create an Event of Default) or otherwise due or (b) paid in full, whichever has a lower Conversion Price, multiplied by the VWAP on the date the Mandatory Default Amount is either (x) demanded or otherwise due or (y) paid in full, whichever has a higher VWAP, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of this Debenture.

"New York Courts" shall have the meaning set forth in Section 9(d).

"Notice of Conversion" shall have the meaning set forth in Section 4(a).

"October 2008 Purchase Agreement" shall mean the Securities Purchase Agreement, dated October 31, 2008 by and among the Company and the purchasers signatory thereto.

"October 2008 Security Agreement" shall mean the Security Agreement, dated October 31, 2008 by and among the Company, the Subsidiaries and Enable Growth Partners LP entered into in connection with the October 2008 Purchase Agreement.

"Original Issue Date" means the date of the first issuance of the Debentures, regardless of any transfers of any Debenture and regardless of the number of instruments which may be issued to evidence such Debentures.

"Permitted Indebtedness" means (a) the indebtedness evidenced by the Debentures and (b) the Indebtedness existing on the Original Issue Date and set forth on Schedule 3.1(aa) attached to the October 2008 Purchase Agreement, (c) lease obligations and purchase money indebtedness of up to $100,000, in the aggregate, incurred in connection with the acquisition of capital assets and lease obligations with respect to newly acquired or leased assets, and (d) up to $2,500,000, in the aggregate, of additional non-equity linked Indebtedness incurred by the Company it being understood, that in the case of this clause (d), such transactions shall not have any equity components of any nature and the Company must provide the Holder with a written subordination agreement with respect to such additional Indebtedness, which agreement shall be reasonably satisfactory to the Holder. Notwithstanding anything herein to the contrary, in no event shall any indebtedness be "Permitted Indebtedness" if such incurrence causes the Current Ratio (as used under GAAP) of the Company and its Subsidiaries on a consolidated basis to be less than 1.0.

"Permitted Lien" means the individual and collective reference to the following: (a) Liens for taxes, assessments and other governmental charges or levies not yet due or Liens for taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves (in the good faith judgment of the management of the Company) have been established in accordance with GAAP; (b) Liens imposed by law which were incurred in the ordinary course of the Company's business, such as carriers', warehousemen's and mechanics' Liens, statutory landlords' Liens, and other similar Liens arising in the ordinary course of the Company's business, and which (x) do not individually or in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company and its consolidated Subsidiaries or (y) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing for the foreseeable future the forfeiture or sale of the property or asset subject to such Lien; (c) Liens incurred in connection with Permitted Indebtedness under clauses (a) , (b),and (d) of the definition of Permitted Indebtedness; and (d) Liens incurred in connection with Permitted Indebtedness under clause (c) thereunder, provided that such

4

Liens are not secured by assets of the Company or its Subsidiaries other than the assets so acquired or leased.

"Purchase Agreement" means the Debenture Purchase Agreement, dated as of June __, 2009 among the Company and the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Set Price" shall have the meaning set forth in Section 4(b).

"Share Delivery Date" shall have the meaning set forth in Section 4(d).

"Subsidiary" shall have the meaning set forth in the October 2008 Purchase Agreement.

"Trading Day" means a day on which the principal Trading Market is open for business.

"Trading Market" means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE AMEX, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board (or any successors to any of the foregoing).

"VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board, (c) if the Common Stock is not then listed or quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported in the "Pink Sheets" published by Pink OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

Section 2.   Interest and Prepayment. This Debenture was issued for an original issue discount. No regularly scheduled interest payments shall be made on this Debenture. Except as otherwise set forth in this Debenture, the Company may not prepay any portion of the Principal Amount of this Debenture without the prior written consent of the Holder.

Section 3.   Registration of Transfers and Exchanges.

a)   Different Denominations. This Debenture is exchangeable for an equal aggregate Principal Amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be payable for such registration of transfer or exchange.

b)   Investment Representations. This Debenture has been issued subject to certain investment representations of the original Holder set forth in the Purchase Agreement and may be transferred or exchanged only in compliance with the October 2008 Purchase Agreement and applicable federal and state securities laws and regulations.

c)   Reliance on Debenture Register. Prior to due presentment for transfer to the Company of this Debenture, the Company and any agent of the Company may treat the Person in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 4.   Conversion.

a)   Voluntary Conversion. At any time after the Original Issue Date and subject to the receipt by the Company of the Authorized Share Approval (as defined in the October 2008 Purchase Agreement) and until this Debenture is no longer outstanding, (when used in this Debenture "no longer outstanding" shall include the Debentures being paid in full or fully converted), this Debenture shall be convertible, in whole or in part, into shares of Common Stock at the option of the Holder, at any time and from time to time (subject to the conversion limitations set forth in Section 4(c) hereof). The Holder shall effect conversions by delivering to the Company a Notice of Conversion, the form of which is attached hereto as Annex A (each, a "Notice of Conversion"), specifying therein the Principal Amount of this Debenture to be converted and the date on which such conversion shall be effected (such date, the "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. To effect conversions hereunder, the Holder shall not be required to physically surrender this Debenture to the Company unless the entire Principal Amount of this Debenture has been so converted. Conversions hereunder shall have the effect of lowering the outstanding Principal Amount of this Debenture in an amount equal to the applicable conversion. The Holder and the Company shall maintain records showing the Principal Amount(s) converted and the date of such conversion(s). The Company may deliver an objection to any Notice of Conversion within 1 Business Day of delivery of such Notice of Conversion. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. **The Holder, and any assignee by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Debenture, the unpaid and unconverted Principal Amount of this Debenture may be less than the amount stated on the face hereof.**

b)   Conversion Price. The conversion price in effect on any Conversion Date shall be equal to the lesser of (a) $\_\_\_$[2], subject to adjustment herein (the "Set Price") and (b) 85% of the lowest VWAP during the 20 Trading Days immediately prior to the applicable Conversion Date (subject to adjustment herein) (the "Conversion Price").

c)   Conversion Limitations; Holder's Restriction on Conversion. The Company shall not effect any conversion of this Debenture, and a Holder shall not have the right to convert any portion of this Debenture, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, the Holder (together with the Holder's Affiliates, and any other person or entity acting as a group together with the Holder or any of the Holder's Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of this Debenture with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Principal Amount of this Debenture beneficially owned by the Holder or any of its Affiliates and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, any other Debentures) beneficially owned by the Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this Section 4(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 4(c) applies, the determination of whether this Debenture is convertible (in relation to other securities owned by the Holder together with any Affiliates) and of which Principal Amount of this Debenture is convertible shall be in the sole discretion of the Holder, and the submission of a Notice of Conversion shall be deemed to be the Holder's determination of whether this Debenture may be converted (in relation to other securities owned by the Holder together with any Affiliates) and which Principal Amount of this Debenture is convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, the Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.   For purposes of

---

[2] The VWAP immediately prior to the date of the Purchase Agreement.

this Section 4(c), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Company's most recent periodic or annual report, as the case may be; (B) a more recent public announcement by the Company; or (C) a more recent notice by the Company or the Company's transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Debenture, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The "Beneficial Ownership Limitation" shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of this Debenture held by the Holder. The Holder, upon not less than 61 days' prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 4(c), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Debenture held by the Holder and the Beneficial Ownership Limitation provisions of this Section 4(c) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Company. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(c) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Debenture.

d)   Mechanics of Conversion.

i.   Conversion Shares Issuable Upon Conversion of Principal Amount. The number of Conversion Shares issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding Principal Amount of this Debenture to be converted by (y) the Conversion Price.

ii.   Delivery of Certificate Upon Conversion. Not later than three Trading Days after each Conversion Date (the "Share Delivery Date"), the Company shall deliver, or cause to be delivered, to the Holder (A) a certificate or certificates representing the Conversion Shares which, on or after the earlier of (i) the six month anniversary of the Original Issue Date or (ii) the Effective Date, shall be free of restrictive legends and trading restrictions (other than those which may then be required by the October 2008 Purchase Agreement) representing the number of Conversion Shares being acquired upon the conversion of this Debenture. On or after the Effective Date, the Company shall use its best efforts

8

to deliver any certificate or certificates required to be delivered by the Company under this Section 4(d) electronically through the Depository Trust Company or another established clearing corporation performing similar functions.

iii.   <u>Failure to Deliver Certificates</u>. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such certificate or certificates, to rescind such Conversion, in which event the Company shall promptly return to the Holder any original Debenture delivered to the Company and the Holder shall promptly return to the Company the Common Stock certificates representing the Principal Amount of this Debenture unsuccessfully tendered for conversion to the Company.

iv.   <u>Obligation Absolute; Partial Liquidated Damages</u>. The Company's obligations to issue and deliver the Conversion Shares upon conversion of this Debenture in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares; <u>provided</u>, <u>however</u>, that such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder. In the event the Holder of this Debenture shall elect to convert any or all of the outstanding Principal Amount hereof, the Company may not refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and or enjoining conversion of all or part of this Debenture shall have been sought and obtained, and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the outstanding Principal Amount of this Debenture, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to the Holder to the extent it obtains judgment. In the absence of such injunction, the Company shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion. If the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(d)(ii) by the Share Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1000 of Principal Amount being converted, $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Share Delivery Date until such certificates are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 8 hereof for the Company's failure to deliver Conversion Shares within the period specified herein and the Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

v.   Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Conversion. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates by the Share Delivery Date pursuant to Section 4(d)(ii), and if after such Share Delivery Date the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder's brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Conversion Shares which the Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a "Buy-In"), then the Company shall (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that the Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Debenture in a Principal Amount equal to the Principal Amount of the attempted conversion (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 4(d)(ii). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of this Debenture with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon conversion of this Debenture as required pursuant to the terms hereof.

vi.   Reservation of Shares Issuable Upon Conversion. Subject to the receipt by the Company of the Authorized Share Approval (as defined in the October 2008 Purchase Agreement), the Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of this Debenture, as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other holders of the Debentures), not less than such aggregate number of shares of the Common Stock as shall (subject to the terms and conditions set forth in the October 2008 Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 5) upon the conversion of the outstanding Principal Amount of this Debenture. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and, if the Registration Statement is then effective under the Securities Act, shall be registered for public resale in accordance with such Registration Statement.

vii.   Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of this Debenture. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

viii.   Transfer Taxes. The issuance of certificates for shares of the Common Stock on conversion of this Debenture shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of this Debenture so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

Section 5.   Certain Adjustments.

a)   Stock Dividends and Stock Splits. If the Company, at any time while this Debenture is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of the Debentures); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of

11

shares of the Common Stock, any shares of capital stock of the Company, then the Set Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)   Subsequent Equity Sales.   If, at any time while this Debenture is outstanding, the Company or any Subsidiary, as applicable, sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Set Price (such lower price, the "Base Conversion Price" and such issuances, collectively, a "Dilutive Issuance") (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Set Price, such issuance shall be deemed to have occurred for less than the Set Price on such date of the Dilutive Issuance), then the Set Price shall be reduced to equal the Base Conversion Price. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustment will be made under this Section 5(b) in respect of an Exempt Issuance. If the Company enters into a Variable Rate Transaction, despite the prohibition set forth in the October 2008 Purchase Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion price at which such securities may be converted or exercised. The Company shall notify the Holder in writing, no later than 1 Business Day following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 5(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the "Dilutive Issuance Notice"). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 5(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the date of such Dilutive Issuance, regardless of whether the Holder accurately refers to the Base Conversion Price in the Notice of Conversion.

c)   Subsequent Rights Offerings.   If the Company, at any time while the Debenture is outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock at a price per share that is lower than the VWAP on the record date referenced below, then the Set Price shall be multiplied by a fraction of which the denominator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights, options or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming delivery to the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

d) <u>Pro Rata Distributions</u>. If the Company, at any time while this Debenture is outstanding, distributes to all holders of Common Stock (and not to the Holders) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security (other than the Common Stock, which shall be subject to Section 5(b)), then in each such case the Set Price shall be adjusted by multiplying such Set Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness or rights or warrants so distributed applicable to 1 outstanding share of the Common Stock as determined by the Board of Directors of the Company in good faith. In either case the adjustments shall be described in a statement delivered to the Holder describing the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to 1 share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

e) <u>Fundamental Transaction</u>. If, at any time while this Debenture is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "<u>Fundamental Transaction</u>"), then, upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of 1 share of Common Stock (the "<u>Alternate Consideration</u>"). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of 1 share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new debenture consistent with the foregoing provisions and evidencing the Holder's right to convert such debenture into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 5(e) and insuring that this Debenture (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

f)   Calculations. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 5, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Company) issued and outstanding.

g)   Notice to the Holder.

i.   Adjustment to Set Price. Whenever the Conversion Price or the Set Price is adjusted pursuant to any provision of this Section 5, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price or the Set Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii.   Notice to Allow Conversion by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be delivered to the Holder at its last address as it shall appear upon the Debenture Register, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Holder shall remain entitled to convert this Debenture during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 6.   RESERVED.

Section 7.   Negative Covenants. As long as any portion of this Debenture remains outstanding, unless the holders of at least 67% in Principal Amount of the then outstanding Debentures shall have otherwise given prior written consent, the Company shall not, and shall not permit any of its subsidiaries (whether or not a Subsidiary on the Original Issue Date) to, directly or indirectly:

a)   other than Permitted Indebtedness, enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

b)   other than Permitted Liens, enter into, create, incur, assume or suffer to exist any Liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

c)   amend its charter documents (other than the Amendment (as defined in the October 2008 Purchase Agreement)), including, without limitation, its certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the Holder;

d)   repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its Common Stock or Common Stock Equivalents other than as to (a) the Conversion Shares as permitted or required under the Transaction Documents and (b) repurchases of Common Stock or Common Stock Equivalents of departing officers and directors of the Company, provided that such repurchases shall not exceed an aggregate of $100,000 for all officers and directors during the term of this Debenture;

e)   repay, repurchase or offer to repay, repurchase or otherwise acquire any Indebtedness, other than the Debentures if on a pro-rata basis, other than regularly scheduled principal and interest payments as such terms are in effect as of the Original Issue Date, provided that such payments shall not be permitted if, at such time, or after giving effect to such payment, any Event of Default exist or occur;

f)   pay cash dividends or distributions on any equity securities of the Company;

g)   enter into any transaction with any Affiliate of the Company which would be required to be disclosed in any public filing with the Commission, unless such transaction is made on an arm's-length basis and expressly approved by a majority of the disinterested directors of the Company (even if less than a quorum otherwise required for board approval); or

h)   enter into any agreement with respect to any of the foregoing.

Section 8.   Events of Default.

a)   "Event of Default" means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

>   i.   any default in the payment of (A) the Principal Amount of any Debenture or (B) liquidated damages and other amounts owing to a Holder on any Debenture, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise) which default, solely in the case of a default under clause (B) above, is not cured within 3 Trading Days;

>   ii.   the Company shall fail to observe or perform any other covenant or agreement contained in the Debentures (other than a breach by the Company of its obligations to deliver shares of Common Stock to the Holder upon conversion, which breach is addressed in clause (ix) below) which failure is not cured, if possible to cure, within the earlier to occur of (A) 7 Trading Days after notice of such failure sent by the Holder or by any other Holder and (B) 12 Trading Days after the Company has become or should have become aware of such failure;

16

iii.   a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under (A) any of the Transaction Documents or (B) any other material agreement, lease, document or instrument to which the Company or any Subsidiary is obligated (and not covered by clause (vi) below);

iv.   any representation or warranty made in this Debenture, any other Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made;

v.   the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) shall be subject to a Bankruptcy Event;

vi.   the Company or any Subsidiary shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $250,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

vii.   the Common Stock shall not be eligible for listing or quotation for trading on a Trading Market and shall not be eligible to resume listing or quotation for trading thereon within five Trading Days;

viii.   the Company shall be a party to any Change of Control Transaction or Fundamental Transaction or shall agree to sell or dispose of all or in excess of 33% of its assets in one transaction or a series of related transactions (whether or not such sale would constitute a Change of Control Transaction);

ix.   the Company shall fail for any reason to deliver certificates to a Holder prior to the fifth Trading Day after a Conversion Date pursuant to Section 4(d) or the Company shall provide at any time notice to the Holder, including by way of public announcement, of the Company's intention to not honor requests for conversions of any Debentures in accordance with the terms hereof;

x.   any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $250,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 45 calendar days;

xi. any Person shall breach any agreement delivered to the initial Holders pursuant to Section 2.2(a)(vii) of the October 2008 Purchase Agreement; or

xii. the Company shall fail to obtain the Authorized Share Approval (as defined in the October 2008 Purchase Agreement) by the 60th calendar day following the date of the Purchase Agreement.

b) <u>Remedies Upon Event of Default</u>. If any Event of Default occurs, the outstanding Principal Amount of this Debenture, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder's election, immediately due and payable in cash at the Mandatory Default Amount. Commencing 5 days after the occurrence of any Event of Default that results in the eventual acceleration of this Debenture, the interest rate on this Debenture shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. Upon the payment in full of the Mandatory Default Amount, the Holder shall promptly surrender this Debenture to or as directed by the Company. In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Debenture until such time, if any, as the Holder receives full payment pursuant to this Section 8(b). No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 9. <u>Miscellaneous</u>.

a) <u>Notices</u>. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, or such other facsimile number or address as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section 9(a). Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of the Holder appearing on the books of the Company, or if no such facsimile number or address appears on the books of the Company, at the principal place of business of such Holder, as set forth in the Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given.

b)   Absolute Obligation. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and liquidated damages (if any) on this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct debt obligation of the Company. This Debenture ranks pari passu with all other Debentures now or hereafter issued under the terms set forth herein.

c)   Lost or Mutilated Debenture. If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, reasonably satisfactory to the Company.

d)   Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the "New York Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Debenture or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Debenture, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

e)   Waiver. Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture on any other occasion. Any waiver by the Company or the Holder must be in writing.

f)   Severability. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

g)   Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

h)   Headings. The headings contained herein are for convenience only, do not constitute a part of this Debenture and shall not be deemed to limit or affect any of the provisions hereof.

i)   Assumption. Any successor to the Company or any surviving entity in a Fundamental Transaction shall (i) assume, prior to such Fundamental Transaction, all of the obligations of the Company under this Debenture and the other Transaction Documents pursuant to written agreements in form and substance satisfactory to the Holder (such approval not to be unreasonably withheld or delayed) and (ii) issue to the Holder a new debenture of such successor entity evidenced by a written instrument substantially similar in form and substance to this Debenture, including, without limitation, having a principal amount and interest rate equal to the Principal Amount and the interest rate of this Debenture and having similar ranking to this Debenture, which shall be satisfactory to the Holder (any such approval not to be unreasonably withheld or delayed). The provisions of this Section 9(i) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations of this Debenture.

j) <u>Secured Obligation</u>. The obligations of the Company under this Debenture are a further advance under that certain October 2008 Security Agreement and is secured by the security interest granted under the October 2008 Security Agreement. If the Holder is not Enable Growth Partners LP, the Holder shall have all the rights and obligations of a Secured Party (as defined under the October 2008 Security Agreement) under the October 2008 Security Agreement as fully and to the same extent as if the undersigned was an original signatory thereto and Enable Growth Partners LP shall be deemed Agent (as defined thereunder) to the Holder.

****

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

BLINK LOGIC INC.

By:_____

    Name:

    Title:

Facsimile No. for delivery of Notices: _____

ANNEX A

NOTICE OF CONVERSION

The undersigned hereby elects to convert principal under the Original Issue Discount Secured Convertible Debenture due October 31, 2010 of Blink Logic Inc., a Nevada corporation (the "Company"), into shares of common stock (the "Common Stock"), of the Company according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

By the delivery of this Notice of Conversion the undersigned represents and warrants to the Company that its ownership of the Common Stock does not exceed the amounts specified under Section 4 of this Debenture, as determined in accordance with Section 13(d) of the Exchange Act.

The undersigned agrees to comply with the prospectus delivery requirements under the applicable securities laws in connection with any transfer of the aforesaid shares of Common Stock.

Conversion calculations:

Date to Effect Conversion:

Principal Amount of Debenture to be Converted:

Number of shares of Common Stock to be issued:

Signature:

Name:

Address for Delivery of Common Stock Certificates:

Or

DWAC Instructions:

Broker No:_____
Account No:_____

Schedule 1

CONVERSION SCHEDULE

The Original Issue Discount Secured Convertible Debentures due on October 31, 2010 in the aggregate Principal Amount of $_____ are issued by Blink Logic Inc., a Nevada corporation. This Conversion Schedule reflects conversions made under Section 4 of the above referenced Debenture.

Dated:

Date of Conversion (or for first entry, Original Issue Date)	Amount of Conversion	Aggregate Principal Amount Remaining Subsequent to Conversion (or original Principal Amount)	Company Attest

Exhibit 99.1

AMENDMENT AGREEMENT

THIS AMENDMENT AGREEMENT (this "<u>Agreement</u>"), dated as of June ___, 2009 is entered into by and between Blink Logic Inc., a Nevada corporation (the "<u>Company</u>") and each of the purchasers holders identified on the signature pages hereof (the "<u>Purchasers</u>"). **Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Purchase Agreements (each as defined below).**

WHEREAS, pursuant to the Securities Purchase Agreement, dated September 28, 2007, as amended, by and among the Company (f/k/a DataJungle Software Inc.) and the purchasers signatory thereto (the "<u>September 2007 Purchase Agreement</u>" and such purchasers, the "<u>September 2007 Purchasers</u>", each a "<u>September 2007 Purchaser</u>"), the Company issued to the September 2007 Purchasers Original Issue Discount Senior Secured Convertible Debentures dated September 28, 2007 (the "<u>September 2007 Debentures</u>") and common stock purchase warrants dated September 28, 2007 (the "<u>September 2007 Warrants</u>" and together with the September Purchase 2007 Agreement and the September 2007 Debentures, the "<u>September 2007 Transaction Documents</u>");

WHEREAS, pursuant to the Securities Purchase Agreement, dated June 12, 2008, as amended, by and among the Company and the purchaser signatory thereto (the "<u>June 2008 Purchase Agreement</u>" and such purchaser, the "<u>June 2008 Purchaser</u>"), the Company issued to the June 2008 Purchaser an Original Issue Discount Senior Secured Convertible Debenture dated June 12, 2008 (the "<u>June 2008 Debenture</u>") and a common stock purchase warrant dated June 12, 2008 (the "<u>June 2008 Warrant</u>", and together with the June 2008 Purchase Agreement and the June 2008 Debenture, the "<u>June 2008 Transaction Documents</u>");

WHEREAS, pursuant to the Securities Purchase Agreement, dated July 28, 2008, as amended among the Company and the purchaser signatory thereto (the "<u>July 2008 Purchase Agreement</u>" and such purchaser, the "<u>July 2008 Purchaser</u>"), the Company issued to the July 2008 Purchaser an Original Issue Discount Senior Secured Convertible Debenture dated July 28, 2008 (the "<u>July 2008 Debenture</u>") and a common stock purchase warrant dated July 28, 2008 (the "<u>July 2008 Warrant</u>", and together with the July 2008 Purchase Agreement and the July 2008 Debenture, the "<u>July 2008 Transaction Documents</u>");

WHEREAS, pursuant to the Securities Purchase Agreement, dated August 20, 2008, as amended, by and among the Company and the purchasers signatory thereto (the "<u>August 2008 Purchase Agreement</u>", and such purchasers, the "<u>August 2008 Purchasers</u>"), the Company issued to the August 2008 Purchasers Original Issue Discount Senior Secured Convertible Debentures dated August 20, 2008 (the "<u>August 2008 Debentures</u>") and common stock purchase warrants dated August 20, 2008 (the "<u>August 2008 Warrants</u>" and together with the August 2008 Purchase Agreement and the August 2008 Debentures, the "<u>August 2008 Transaction Documents</u>");

WHEREAS, pursuant to the Securities Purchase Agreement, dated October 31, 2008, as amended, by and among the Company and the purchaser signatory thereto (the "October 2008 Purchase Agreement", and together with the September 2007 Purchase Agreement, July 2008 Purchase Agreement, July 2008 Purchase Agreement and August 2008 Purchase Agreement, the "Purchase Agreements" and such purchaser, the "October 2008 Purchaser"), the Company issued to the October 2008 Purchasers Original Issue Discount Senior Secured Convertible Debentures dated October 31, 2008 (the "October 2008 Debenture") and common stock purchase warrants dated October 31, 2008 (the "October 2008 Warrant" and together with the October 2008 Purchase Agreement and the October 2008 Debenture, the "October 2008 Transaction Documents");

WHEREAS, on March 23, 2009, the Company issued to each of Enable Growth Partners LP, Enable Opportunity Partners LP, and Pierce Diversified Strategy Master Fund LLC, Ena (the "March 2009 Purchasers")10% Secured Promissory Notes dated March 23, 2009 (the "March 2009 Notes");

WHEREAS, on April 29, 2009, the Company issued to each of Enable Growth Partners LP, Enable Opportunity Partners LP, and Pierce Diversified Strategy Master Fund LLC, Ena (the "April 2009 Purchasers, and together with the September 2007 Purchasers, June 2008 Purchaser, July 2008 Purchaser, August 2008 Purchasers, October 2008 and the March 2009 Purchasers, the "Purchasers") 10% Secured Promissory Notes dated April 29, 2009 (the "April 2009 Notes" and together with the September 2007 Debentures, June 2008 Debenture, July 2008 Debenture, August 2008 Debentures, October 2008 Debenture and the March 2009 Notes, the "Debentures" and together with the September 2007 Transaction Documents, June 2008 Transaction Documents, July 2008 Transaction Documents, August 2008 Transaction Documents, October 2008 Transaction Documents and the March 2009 Notes, the "Transaction Documents"),

WHEREAS, the Company has requested that the Purchasers agree to certain waivers and amendments, and the Purchasers have agreed to such request, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the terms and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1.   Waiver of Existing Default and Amendment to Authorized Share Approval. The October 2008 Purchasers hereby waives any default or breach that may have resulted by way of the Company's failure to receive Authorized Share Approval as required pursuant to the October 2008 Purchase Agreement. The Company and each of the Purchasers hereby agree that the Company shall receive the Authorized Share Approval, as further set forth in Section 4.11(d) of the October 2008 Purchase Agreement, no later than 30 calendar days following the date hereof.

2.   Adjusted Principal Amount. The Company hereby agrees to issue to each Purchaser in exchange for such Purchaser's Debentures, an amended and restated debenture (the "Amended and Restated Debentures") with a principal amount equal to the Principal Amount of such Purchaser's current Debenture multiplied by 1.15. The individual principal amounts of the

Amended and Restated Debentures are as set forth on Schedule A attached hereto. Other than as amended hereunder, the rights and obligations of the Purchasers and the Company with respect to the Amended and Restated Debentures shall be identical in all respects to the rights and obligations of the Purchasers and the Company with respect to the Debentures and the Underlying Shares issued and issuable pursuant to each Purchase Agreement. For clarity, each Purchase Agreement and all Transaction Documents thereunder are hereby amended so that the term "Debentures" includes the Amended and Restated Debentures and the term "Underlying Shares" includes the shares of Common Stock issuable upon conversion and redemption thereof, and the term "Transaction Documents" shall be amended to include this Agreement.

3.   Extension of Maturity Date and Monthly Redemptions. The Maturity Date of each of the Debentures shall be extended until October 31, 2010. All references to the Maturity Date in the Amended and Restated Debentures shall be amended to reflect such new Maturity Date. The Company shall not be required to redeem the Monthly Redemption Amount on each of the Debentures. All outstanding principal, interest plus the sum of all liquidated damages and any other amounts then owing to the Holder in respect to each Debenture shall be payable upon each Debenture's respective Maturity Date.

4.   Interest on the March 2009 and April 2009 Notes. Interest shall be payable on the outstanding March 2009 and April 2009 Notes, as amended by this Agreement, at the rate of (i) 0% per annum from the date hereof until December 31, 2009 and (ii) 10% per annum, payable quarterly from January 1, 2010 until the Maturity Date. As such, Section 1 of each of the March 2009 and April 2009 Notes shall be restated as follows (which includes the amendments as set forth in Section 2 of this Agreement):

"*Section 1.   Payments.*

(a)   The full amount of principal and accrued interest under this Note shall be due October 31, 2010 (the "Maturity Date"), unless due earlier in accordance with the terms of this Note.

(b)   The Maker shall pay interest to the Payee on the aggregate then outstanding principal amount of this Note at the rate of (i) from the date of the Amendment Agreement, dated at or about June ___, 2009 until December 31, 2009, 0% per annum unless due earlier in accordance with the terms of this Note and (ii) from January 1, 2010 until the Maturity Date, 10% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on January 1, 2009, on each conversion date and on the Maturity Date and if any payment date is not a business day, then the applicable payment shall be due on the next succeeding business day.

(c)   All overdue accrued and unpaid principal and interest to be paid hereunder shall entail a late fee at the rate of 18% per annum (or such lower maximum amount of interest permitted to be charged under applicable law) which will accrue daily, from the date such principal and/or interest is due hereunder through and including the date of payment."

5.   Adjustment to Conversion Price.

(a)   The "Conversion Price" in Section 4(b) of each of the Amended and Restated Debentures (except the March 2009 and April 2009 Notes) shall be deleted in its entirety and replaced with the following:

> ""*Conversion Price. The conversion price in effect on any Conversion Date shall be equal to the lesser of (a) $___[1], subject to adjustment herein (the "Set Price") and (b) 85% of the lowest VWAP during the 20 Trading Days immediately prior to the applicable Conversion Date (subject to adjustment herein) (the "Conversion Price")."*

(b)   The "Conversion Price" in Section 4 of each of the March 2009 and April 2009 Notes, as further amended herein, shall be deleted in its entirety and replaced with the following:

> *"4.   Conversion.*
>
> *(a) The Payee shall have the right, in its sole discretion, to convert the principal balance of this Note then outstanding plus accrued but unpaid interest, in whole or in part, into common stock of the Maker (or its successor) at a conversion price equal to the lesser of (a) $___[2], subject to adjustment herein (the "Set Price") and (b) 85% of the lowest VWAP during the 20 Trading Days immediately prior to the applicable Conversion Date (subject to adjustment herein) (the "Conversion Price"). Any such conversion shall be accomplished through the procedures and restrictions set forth in Section 4 of the October 2008 Debentures, including but not limited to the Conversion Limitation provision of Section 4(c)."*

(c)   Section 5(a) of each of the Amended and Restated Debentures (except the March 2009 and April 2009 Notes) shall be deleted in its entirety and replaced with the following and the following shall be added as Section 4(b) the March 2009 and April 2009 Notes, as further amended herein:

> *"Stock Dividends and Stock Splits. If the Company, at any time while this Debenture is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of the Debentures); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock,*

---

[1] The VWAP immediately prior to the date of the Amendment Agreement dated at or about June ___, 2009.

[2] The VWAP immediately prior to the date of the Amendment Agreement dated at or about June ___, 2009.

any shares of capital stock of the Company, then the Set Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification."

(d)   Section 5(b) of each of the Amended and Restated Debentures (except the March 2009 and April 2009 Notes) shall be deleted in its entirety and replaced with the following and the following shall be added as Section 4(c) the March 2009 and April 2009 Notes, as further amended herein:

"Subsequent Equity Sales. If, at any time while this Debenture is outstanding, the Company or any Subsidiary, as applicable, sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Set Price (such lower price, the "Base Conversion Price" and such issuances, collectively, a "Dilutive Issuance") (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Set Price, such issuance shall be deemed to have occurred for less than the Set Price on such date of the Dilutive Issuance), then the Set Price shall be reduced to equal the Base Conversion Price. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustment will be made under this Section 5(b) in respect of an Exempt Issuance. If the Company enters into a Variable Rate Transaction, despite the prohibition set forth in the Purchase Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion price at which such securities may be converted or exercised. The Company shall notify the Holder in writing, no later than 1 Business Day following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 5(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the "Dilutive Issuance Notice"). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 5(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the date of such Dilutive Issuance, regardless of whether the Holder accurately refers to the Base Conversion Price in the Notice of Conversion."

(e)   Section 5(c) of each of the Amended and Restated Debentures (except the March 2009 and April 2009 Notes) shall be deleted in its entirety and replaced with the following and the following shall be added as Section 4(d) the March 2009 and April 2009 Notes, as further amended herein:

> "*Subsequent Rights Offerings. If the Company, at any time while the Debenture is outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock at a price per share that is lower than the VWAP on the record date referenced below, then the Set Price shall be multiplied by a fraction of which the denominator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming delivery to the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.*"

(f)   Section 5(d) of each of the Amended and Restated Debentures (except the March 2009 and April 2009 Notes) shall be deleted in its entirety and replaced with the following and the following shall be added as Section 4(e) the March 2009 and April 2009 Notes, as further amended herein:

> "*Pro Rata Distributions. If the Company, at any time while this Debenture is outstanding, distributes to all holders of Common Stock (and not to the Holders) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security (other than the Common Stock, which shall be subject to Section 5(b)), then in each such case the Set Price shall be adjusted by multiplying such Set Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to 1 outstanding share of the Common Stock as determined by the Board of Directors of the Company in good faith. In either case the adjustments shall be described in a statement delivered to the Holder describing the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to 1 share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.*"

(g)   The following shall be added as Section 4(f) in each of the March 2009 and April 2009 Notes, as further amended herein, as further amended herein:

"(f)   Fundamental Transaction. If, at any time while this Debenture is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then, upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of 1 share of Common Stock (the "Alternate Consideration"). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of 1 share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new debenture consistent with the foregoing provisions and evidencing the Holder's right to convert such debenture into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 4(f) and insuring that this Debenture (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction."

(h)   Section 5(g)(i) of each of the Amended and Restated Debentures (except the March 2009 and April 2009 Notes) shall be deleted in its entirety and replaced with the following and the following shall be added as Section 4(g) the March 2009 and April 2009 Notes, as further amended herein:

"Adjustment to Set Price.   Whenever the Conversion Price or the Set Price is adjusted pursuant to any provision of this Section, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price or the Set Price, as applicable after such adjustment and setting forth a brief statement of the facts requiring such adjustment."

6.   Prepayment of the Debentures. The Company may prepay all or any portion of the outstanding Principal Amount of any or all of the Amended and Restated Debentures upon at least two Trading Days' notice to the Purchaser by paying the outstanding Principal Amount of the Amended and Restated Debentures desired to be prepaid together with all outstanding interest payable thereunder.

7.   Issuance of Amended and Restated Debentures. The Amended and Restated Debentures are being issued in substitution for and not in satisfaction of the outstanding Debentures of each Purchaser. Upon the written request of either any of the Purchasers or the Company, each party shall use commercially reasonable efforts to deliver the instruments representing the original Debentures to the Company in exchange for such Purchaser's Amended and Restated Debenture that reflect the revised terms of such securities as set forth in this Agreement.

8.   Intercreditor Rights of Purchasers. All Amended and Restated Debentures shall rank in the order of priority pari passu and pro-rata in proportion to each Purchaser's outstanding principal amount of Amended and Restated Debentures at any given time that a determination needs to be made of pro-rata holdings. If an Event of Default occurs or any party hereto collects proceeds pursuant to its rights under any Amended and Restated Debentures, each Purchaser shall be immediately notified and such payment shall be shared ratably with all of the other Purchasers according to their then outstanding Amended and Restated Debentures. Notwithstanding anything to the contrary contained in the Purchase Agreements or any document executed in connection with the Amended and Restated Debentures and irrespective of: (i) the time, order or method of attachment or perfection of the security interests created in favor of Purchasers, (ii) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect security interests in any Collateral (as defined in each of the Security Agreements); (iii) anything contained in any filing or agreement to which any Purchaser now or hereafter may be a party; and (iv) the rules for determining perfection or priority under the Uniform Commercial Code or any other law governing the relative priorities of secured creditors, each Purchaser acknowledges that (x) all other Purchasers have a valid security interest in the Collateral and (y) the security interests of the Purchasers in any Collateral pursuant to any outstanding Amended and Restated Debentures shall be pari passu with each other and (iii) no Purchaser shall take any action against the Company without the prior written consent of at least the Purchasers of at least 67% of the then outstanding principal amount of the Amended and Restated Debentures. Each Purchaser, severally and not jointly with the other Purchasers, shall indemnify, defend, and hold harmless the other Purchasers against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable professional and attorneys' fees, including those arising from settlement negotiations, that the other Purchasers

shall incur or suffer, which arise, result from, or relate to a breach of, or failure by such Purchaser to perform under this Agreement.

9. <u>Representations and Warranties of the Company</u>. The Company hereby makes the representations and warranties set forth below to the Purchasers as of the date of its execution of this Agreement:

(a) <u>Authorization; Enforcement</u>. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder in accordance with the terms hereof. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company's stockholders in connection therewith. This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) <u>No Conflicts</u>. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, subject to the terms hereof and thereof, do not and will not: (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(c) <u>Issuance of the Amended and Restated Debentures</u>. The Amended and Restated Debentures are duly authorized and, upon the execution of this Agreement by the Purchasers will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Underlying Shares, when issued in accordance with the terms of the Amended and Restated Debentures will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. Subject to the receipt of the Authorized Share Approval, the Company will have reserved from its duly authorized capital stock a number of shares of Common Stock for issuance of the Underlying Shares sufficient for the conversion in full of the Amended and Restated Debentures.

(d)   Holding Period for Amended and Restated Debentures. Pursuant to Rule 144, the holding period of the Amended and Restated Debentures (and Underlying Shares issuable upon conversion and redemption thereof) shall tack back to the original issue date of each of the Debentures. The Company agrees not to take a position contrary to this Section 9(d). The Company agrees to take all actions, including, without limitation, the issuance by its legal counsel of any necessary legal opinions (which may be satisfied pursuant to Section 11), necessary to issue to the Amended and Restated Debentures (and Underlying Shares issuable upon conversion and redemption thereof) without restriction and not containing any restrictive legend without the need for any action by the Purchaser.

(e)   No Novation. The Amended and Restated Debentures are being issued in substitution for and not in satisfaction of the Debentures. The Amended and Restated Debentures shall not constitute a novation or satisfaction and accord of any of the Debentures. The Company hereby acknowledges and agrees that the Amended and Restated Debentures shall amend, restate, modify, extend, renew and continue the terms and provisions contained in the Debentures and shall not extinguish or release the Company or any of its Subsidiaries under any Transaction Document (as defined in the Purchase Agreements) or otherwise constitute a novation of its obligations thereunder.

(f)   Equal Consideration. No consideration has been offered or paid to any person to amend or consent to a waiver, modification, forbearance or otherwise of any provision of any of the Amended and Restated Debentures or Transaction Documents.

(g)   Survival and Bring Down. All of the Company's representations and warranties contained in this Agreement shall survive the execution, delivery and acceptance of this Agreement by the parties hereto. The Company expressly reaffirms that each of the representations and warranties set forth in each of the Purchase Agreements (as supplemented or qualified by the disclosures in any disclosure schedule to any Purchase Agreement), continues to be true, accurate and complete in all material respects as of the date hereof (except as set forth in the disclosure schedules attached hereto) (the "Bring Down Disclosure Schedule"), and except for any representation and warranty made as of a certain date, in which case such representation and warranty shall be true, accurate and complete as of such date), and the Company hereby remakes and incorporates herein by reference each such representation and warranty (as qualified by the Bring Down Disclosure Schedule) as though made on the date of this Agreement.

10.   Representations and Warranties of the Purchasers. Each Purchaser hereby makes the representation and warranty set forth below to the Company as of the date of its execution of

this Agreement. Such Purchaser represents and warrants that (a) the execution and delivery of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on its behalf and (b) this Agreement has been duly executed and delivered by such Purchaser and constitutes the valid and binding obligation of such Purchaser, enforceable against it in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

11.   Legal Opinion. The Company hereby agrees to cause its legal counsel to issue a legal opinion to the undersigned Purchasers and the Transfer Agent regarding this Agreement and the transactions contemplated hereby, in form and substance reasonably acceptable to the Purchasers, including an opinion that the Amended and Restated Debentures may be sold pursuant to Rule 144 without volume restrictions or manner of sale limitations and that certificates representing securities issuable upon conversion of the Amended and Restated Debentures may be issued without a restrictive legend as required pursuant to Section 4.1 of each of the Purchase Agreements.

12.   Public Disclosure. On or before 8:30 am (Eastern Time) on the Trading Day immediately following the date hereof, the Company shall file a Current Report on Form 8-K, reasonably acceptable to the Purchasers disclosing the material terms of the transactions contemplated hereby and attaching this Agreement as an exhibit thereto. The Company shall consult with the Purchasers in issuing any other press releases with respect to the transactions contemplated hereby

13.   Effect on Transaction Documents. Except as expressly set forth above, all of the terms and conditions of the Purchase Agreements and Debentures shall continue in full force and effect after the execution of this Agreement and shall not be in any way changed, modified or superseded by the terms set forth herein, including, but not limited to, any other obligations the Company may have to the Purchasers under the Purchase Agreements and Debentures. Notwithstanding the foregoing, this Agreement shall be deemed for all purposes as an amendment to any and all of the Purchase Agreements and Debentures as required to serve the purposes hereof, and in the event of any conflict between the terms and provisions of any other of the Purchase Agreements or Debentures, on the one hand, and the terms and provisions of this Agreement, on the other hand, the terms and provisions of this Agreement shall prevail.

14.   Fees and Expenses. Except as expressly set forth herein, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

15.   Entire Agreement. This Agreement, together with the exhibits and schedules hereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such

matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

16.   Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

17.   Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Purchasers holding at least 67% of the principal amount of the Amended and Restated Debentures then outstanding or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

18.   Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof

19.   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties; provided, however, that no party may assign this Agreement or the obligations and rights of such party hereunder without the prior written consent of the other parties hereto.

20.   Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to

the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.   If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

21.   Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

22.   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

23.   Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser hereunder are several and not joint with the obligations of any other Purchasers hereunder, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents. For reasons of administrative convenience only, Purchasers and their respective counsel have chosen to communicate with the Company through Weinstein Smith LLP ("WS"). WS does not represent all of the Purchasers but only Enable Capital Management,

LLC. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by the Purchasers.

24.   <u>Construction</u>. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise this Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments hereto. In addition, each and every reference to share prices in this Agreement shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

25.   <u>Re-Issuance of Amended and Restated Debentures</u>. Upon the written request of either any of the Purchasers or the Company, each party shall use commercially reasonable efforts to deliver the instruments representing the original Debentures to the Company in exchange for replacement instruments that reflect the revised terms of such securities as set forth in this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

BLINK LOGIC INC.

By:_____
    Name:
    Title:

****

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR HOLDERS FOLLOW]

[HOLDER'S SIGNATURE PAGE TO BLKL AMENDMENT AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Amendment Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: _____
Signature of Authorized Signatory of Purchaser: _____
Name of Authorized Signatory: _____
Title of Authorized Signatory: _____

[SIGNATURE PAGES CONTINUE]

Schedule A – Principal Amounts of Amended and Restated Debentures

Purchaser	Principal Amount of Amended and Restated Debenture
Enable Growth Partners LP	
Enable Opportunity Partners LP	
Pierce Diversified Strategy Master Fund LLC	
[August Holder]	

Exhibit 99.2

DEBENTURE PURCHASE AGREEMENT

This Debenture Purchase Agreement (this "Agreement"), dated as of June __, 2009, is made by and between Blink Logic Inc., a Nevada corporation (the "Company"), and the Purchasers signatory hereto (collectively, the "Purchasers").

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Issuance of Debenture. The Company hereby agrees to issue to the Purchasers against payment therefor as described herein, a debenture of the Company in the aggregate principal amount of **$575,000.00** (the "Principal Amount"), which debenture shall be in the form of Exhibit A attached hereto (a "Debenture"). The total purchase price to be paid by the Purchaser for the purchase of the Debenture is **$500,000.00** (the "Subscription Amount"). This Debenture was issued for an original issue discount. Subject to the terms and conditions hereunder, at the closing, the Company shall deliver to the Purchaser the Debenture, and the Purchaser shall deliver the Subscription Amount to the account designated in writing by the Company as set forth on Schedule 1 attached hereto.

2.   Documents. The rights and obligations of the Purchaser and of the Company with respect to the Debenture and the shares of Common Stock issuable under the Debenture (the "Underlying Shares") shall be identical, as to the Debenture and Underlying Shares, in all respects to the rights and obligations of the Purchaser and the Company with respect to the debentures and the underlying shares issued pursuant to that certain Securities Purchase Agreement dated October 31, 2008 among the Company and the Purchasers signatory thereto (the "Purchase Agreement"), as amended by the Amendment Agreement between the Company and certain holders of outstanding Company securities of even date herewith (the "Amendment Agreement"). **Defined terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement.**

3.   Representations and Warranties of the Company. The Company hereby makes the following representations and warranties set forth below to the Purchasers as of the date of its execution of this Agreement:

(a)   Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder in accordance with the terms hereof. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company's stockholders in connection therewith. This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)   No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, subject to the terms hereof and thereof, do not and will not: (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(c)   Issuance of the Debenture. The Debentures are duly authorized and, upon the execution of this Agreement by the Purchasers, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Debenture. The Underlying Shares, when issued in accordance with the terms of the Debentures, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. Subject to the receipt of the Authorized Share Approval, the Company will have reserved from its duly authorized capital stock a number of shares of Common Stock for issuance of the Underlying Shares.

(d)   Affirmation of Prior Representations and Warranties. Except as set forth in this Section and on Schedule 3(d) hereto, the Company hereby represents and warrants to each Purchaser that the Company's representations and warranties listed in Section 3.1 of the Purchase Agreement, as supplemented by the disclosures set forth in this Section and in the disclosure schedule to the Purchase Agreement, are true and correct as of the date hereof.

4.   Representations and Warranties of the Purchaser. Each Purchaser hereby represents and warrants as of the date hereof to the Company as follows:

(a)   Authority. The execution, delivery and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of such Purchaser. This Agreement has been duly executed by such Purchaser and, when delivered by such Purchaser in

2

accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)   Own Account. Such Purchaser (i) understands that the Debentures are "restricted securities" and have not been registered under the Securities Act or any applicable state securities law, (ii) is acquiring the Debentures as principal for its own account and not with a view to or for distributing or reselling such Debentures or any part thereof in violation of the Securities Act or any applicable state securities law, (iii) has no present intention of distributing any of such securities in violation of the Securities Act or any applicable state securities law and (iv) has no arrangement or understanding with any other persons regarding the distribution of such Debenture (this representation and warranty not limiting such Purchaser's right to sell the Underlying Shares pursuant to a registration statement or otherwise in compliance with applicable federal and state securities laws) in violation of the Securities Act or any applicable state securities law. Such Purchaser is acquiring the Debenture hereunder in the ordinary course of its business.

(c)   Purchaser Status. At the time such Purchaser was offered the Debentures, it was, and as of the date hereof it is, and on each date on which it converts the Debenture it will be an "accredited investor" as defined in Rule 501 under the Securities Act. Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

(d)   Experience of Purchasers. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Debenture, and has so evaluated the merits and risks of such investment. Such Purchasers is able to bear the economic risk of an investment in the Debenture and, at the present time, is able to afford a complete loss of such investment.

(e)   General Solicitation. Such Purchaser is not purchasing the Debentures as a result of any advertisement, article, notice or other communication regarding such securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

5.   Legal Opinion. Concurrently herewith, the Company hereby agrees to cause its legal counsel to issue a legal opinion to the undersigned Purchasers regarding this Agreement and the issuance of the Debenture, in form and substance reasonably acceptable to the Purchasers.

6.   Public Disclosure. On or before 8:30 am (Eastern Time) on the Trading Day immediately following the date hereof, the Company shall file a Current Report on Form 8-K, reasonably acceptable to the Purchasers disclosing the material terms of the transactions contemplated hereby and attaching this Agreement as an exhibit thereto. The Company shall consult with the Purchasers in issuing any other press releases with respect to the transactions contemplated hereby.

7.   Fees and Expenses. At the closing, the Company agrees to reimburse to Enable Growth Partners LP ("Enable") the non-accountable sum of $15,000, for Enable's legal fees and expenses (such amounts shall be in satisfaction of reimbursement for Enable's legal expenses associated with the Purchase Agreement and the transactions contemplated hereby). Accordingly, in lieu of the foregoing payments, the aggregate amount that Enable is to pay at the closing may be reduced by $15,000 in lieu thereof. Except as expressly set forth herein, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

8.   Entire Agreement. This Agreement, together with the exhibits and schedules hereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

9.   Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

10.   Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Purchasers holding at least 67% of the principal amount of the Debentures then outstanding or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.

11.   Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

12.   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the

benefit of each Purchaser. The Company may not assign (except by merger) its rights or obligations hereunder without the prior written consent of the Purchaser (except by merger). The Purchaser may assign their rights hereunder in the manner and to the persons as permitted under the Debenture.

13. <u>No Third-Party Beneficiaries</u>. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.10.

14. <u>Governing Law</u>. All questions concerning the construction, validity, enforcement and interpretation of the transaction documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other transaction documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the transaction documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of the transaction documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

15. <u>Execution and Counterparts</u>. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

16. <u>Severability</u>. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the

remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

17.   Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser hereunder are several and not joint with the obligations of any other Purchasers hereunder, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents. For reasons of administrative convenience only, Purchasers and their respective counsel have chosen to communicate with the Company through Weinstein Smith LLP ("WS"). WS does not represent all of the Purchasers but only Enable. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by the Purchasers.

18.   Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise this Agreement and the transaction documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the transaction documents or any amendments hereto. In addition, each and every reference to share prices in this Agreement and the Debentures shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

19.   Secured Obligation. The parties acknowledge and agree that the obligations of the Company under this Agreement and the Debenture, are subject to the security interest granted by the Company and its Subsidiaries pursuant to that certain Security Agreement and Subsidiary Guarantee, dated October 31, 2008, by and among the Company, its Subsidiaries and the secured parties thereto and that such obligations are "Obligations" under such Security Agreement and are guaranteed by the Subsidiaries pursuant to any Subsidiary Guarantee entered into in connection therewith. The Company and the Subsidiaries shall take any and all actions as may be necessary or appropriate in order to grant the Purchasers a first priority security interest in the assets of the Company and the Subsidiaries, including all UCC-1 filing receipts if required.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Debenture Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above:

BLINK LOGIC INC.

By:_____
    Name:
    Title:

****

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR HOLDERS FOLLOW]

[HOLDER'S SIGNATURE PAGE TO BLKL DEBENTURE PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Amendment Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: ____

Signature of Authorized Signatory of Purchaser: ______________________________

Name of Authorized Signatory: ____

Title of Authorized Signatory: ____

Email Address of Purchaser: ____

Facsimile Number of Purchaser: ____

Address for Notice of Purchaser:

Address for Delivery of Securities for Purchaser (if not same as address for notice):

Subscription Amount: ____________

Principal Amount: _____________(Subscription Amount x ___)

Schedule 1 – Wire Instructions for the Company

[company to insert]